Robert D. Thomas, Jr., CPG 10314

5040 Pleasant View Drive,
Sparks, Nevada, USA
89434

Phone       (775) 843-6240
Fax           (775) 331-8352
Email   rdtxplore@charter.net

TO:

United States Securities and Exchange Commission	The Toronto Stock Exchange
British Columbia Securities Commission	Alberta Securities Commission
Saskatchewan Financial Services Commission	The Manitoba Securities Commission
Ontario Securities Commission	Autorité des marchés financiers
New Brunswick Securities Commission	Nova Scotia Securities Commission
Prince Edward Island Securities Office	Government of Newfoundland and Labrador
Rubicon Minerals Corporation

I, Robert D. Thomas, Jr. CPG., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled “Exploration Activities of Rubicon Minerals Corporation on the McFinley Property, Red Lake Ontario for the period January 2006 to October 2008” and dated January 9, 2009 (the “Technical Report”) and to its use for obtaining any required regulatory acceptance or approvals in connection with the Property which is the subject matter of the Technical Report.

I also certify that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report or that supports the disclosure.

Dated this 31st day of March, 2010.

Signed: “Robert D. Thomas,Jr.”

Robert D. Thomas, Jr., CPG 10314